

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

December 17, 2009

Ms. Elaine D. Crowley
Executive Vice President - Chief Executive Officer
Michaels Stores, Inc.
8000 Bent Branch Drive
Irving, Texas 75063

Re: Michaels Stores, Inc.
Form 10-K for Fiscal Year Ended January 31, 2009
Filed April 2, 2009
Form 10-Q for Fiscal Quarter Ended August 1, 2009
Filed September 4, 2009
File No. 1-9338

Dear Ms. Crowley:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

William H. Thompson
Accounting Branch Chief